 August 25, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Attn: Irene Paik

Re:
CorMedix Inc.

Application for Withdrawal of Registration Statement on Form S-3 (Registration No. 333-213353)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CorMedix Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-213353), together with all exhibits thereto, initially filed on August 26, 2016 and amended on October 13, 2016 (the “Registration Statement”).

The Company determined not to utilize, and abandoned, the Registration Statement and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned, with a copy to Alexander M. Donaldson, Esq., Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina 27607.

If you have any questions with respect to this matter, please contact Alexander M. Donaldson, Esq. at (919) 781-4000.

CORMEDIX INC.

By:	/s/ Robert W. Cook
Name: Robert W. Cook
Title: Chief Financial Officer